SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on October 9, 2003

                        ME PORTFOLIO MANAGEMENT LIMITED
                        --------------------------------
                    as manager of the SMHL Global Fund No. 4
             (Exact name of Registrant as specified in its Charter)

          LEVEL 23, 360 COLLINS STREET, MELBOURNE, VIC 3000, AUSTRALIA
          ------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No  X
                                              ----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________ .




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OTHER EVENTS

         On the Quarterly Payment Date falling on October 9, 2003, Perpetual Trustees Australia Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the SMHL Global Fund No. 4, by the undersigned, thereunto duly authorized.


                                   ME Portfolio Management Limited,
                                   AS MANAGER FOR THE SMHL GLOBAL FUND NO.4,
                                   (Registrant)


Dated: October 20, 2003            By:    /s/ NICHOLAS VAMVAKAS
                                      ------------------------------------------
                                   Name:  NICHOLAS VAMVAKAS
                                          Title:   DIRECTOR (CHIEF FINANCIAL
                                                   OFFICER)


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EXHIBIT INDEX


EXHIBIT     DESCRIPTION
-------     -----------

99.1        Noteholders Report for the Quarterly Payment Date on October 9, 2003